Exhibit 99.3

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE ISSUES PROXY CIRCULAR

•	Further refreshes Board with two new highly qualified and experienced nominees for election to Granite’s Board, Remco Daal and Kelly Marshall
•	Issues letter to unitholders highlighting its successful track record, enhanced growth prospects and risks posed by dissident unitholders

May 16, 2017, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (“Granite REIT” and “Granite GP”, and, collectively “Granite”) announced today that it has filed a proxy circular in respect of its annual general meeting of unitholders scheduled for Thursday, June 15, 2017. Unitholders are urged to carefully consider the contents of Granite’s proxy circular and then only vote the WHITE proxy FOR Granite’s nominees, well in advance of the proxy voting deadline of 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017.

Granite also announced today that it has nominated two new independent nominees for election to Granite’s Board, Remco Daal and Kelly Marshall:

Remco Daal: Mr. Daal has been President of Canadian Real Estate for QuadReal Property Group since its establishment in June 2016, responsible for QuadReal’s domestic operations, including investment, development, and the management operation of the Canadian property portfolio. QuadReal is a global real estate company owned by the British Columbia Investment Management Corporation (bcIMC), one of Canada’s largest institutional investors, and has managed assets valued at over $18 billion.

From 2000 to 2016, Mr. Daal worked at Bentall Kennedy Group, one of North America’s largest real estate investment advisors and Canada’s largest property manager, most recently as President and Chief Operating Officer from 2009 to 2016. Prior to joining Bentall Kennedy, Mr. Daal held senior positions with CIBC Development Corporation and a private Toronto-based development company. Mr. Daal has over 25 years of experience in the real estate sector.

Mr. Daal currently serves on the board of Parkbridge Lifestyle Communities Inc. as well as the Faculty Advisory Board of UBC’s Sauder School of Business.

Kelly Marshall: Mr. Marshall is Managing Partner, Corporate Finance at Brookfield Asset Management Inc., where he is responsible for Brookfield Asset Management’s global corporate finance activities and overseeing all financings in each core region and business line. During his 16 years with Brookfield Asset Management, he has completed in excess of US$100 billion in debt and equity transactions. These transactions involved corporate and asset level issuances in North and South America, Europe, UK, Australia and India for all of Brookfield Asset Management’s real estate, renewable power and infrastructure businesses.

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Mr. Marshall has over 25 years of finance experience, which was initially developed working for Olympia and York Developments Ltd. at Canary Wharf. This was followed by periods of employment with Citibank, in its real estate asset management group, and then two prominent U.S.-based real estate finance investment companies, Fortress Investment Group and Lonestar Opportunity Fund.

Two current trustees of Granite who joined the Board in 2011, Michael Brody and Barry Gilbertson, are retiring from the Board and will not be standing for re-election at the annual general meeting. Granite would like to thank Mr. Brody and Mr. Gilbertson for their contributions as members of the Board.

Granite has issued a letter to unitholders that highlights that its successful execution of its strategy has driven significant gains for investors and enhanced its growth prospects. The letter also warns unitholders of the threat that dissident unitholders FrontFour Capital and Sandpiper Group pose to Granite’s future. The full contents of the letter are included below:

Dear Granite Unitholders:

Since 2011, Granite’s Board and management have executed a strategy that has driven significant gains for Granite investors and positioned Granite for continued success in 2017 and beyond. Granite is one of the best performing REITs in Canada. It generated a total cumulative return to unitholders of approximately 24.5% in 2016, compared to 17.4% for the S&P/TSX Capped REIT Total Return Index. Since converting to a REIT on January 3, 2013, Granite has generated a total cumulative return of 55.9%, compared to a total cumulative return of 19.8% for the S&P/TSX Capped REIT Total Return Index over the same time period.

Now, two dissident unitholders, FrontFour Capital and Sandpiper Group, have stated that they intend to nominate their respective principals – Zach George and Samir Manji – for election to the Granite Board.

The dissidents have a track record of value destruction in the real estate sector, a history of related party transactions and a short-term orientation. Moreover, the arguments they have made against Granite are weak, misleading or false.

But don’t just take our word for it. Here is what an RBC Capital Markets research analyst wrote about the dissidents’ views regarding Granite:

Extremely one-sided views

We do believe there is room for performance improvement and efficiency gains at the REIT. This unto itself does not make Granite unique. Nor does it render Granite a mis-managed entity. Therefore, we take issue with the far too one-sided, and in some instances, aggressive tone of the presentation. In this regard, the FrontFour-Sandpiper presentation seemingly fails to give Management and the board credit for the many positive things that have been achieved over the past five years. To list just a few:

•	Acquired, invested in, or otherwise developed capital towards $600 million of new assets (up to and including Q1/17);

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•	Sold $225 million of non-core assets (including the Mexican portfolio);

•	Issued $850 million of unsecured debt via three offerings and reduced the REIT’s cost of debt capital;

•	Increased FFO/unit by ~60%, from $2.10 in 2011 to $3.43 in 2016;

•	Increased the distribution five times, from $2.00/unit/year to $2.60 currently; and

•	Maintained strong liquidity and low leverage.

Neil Downey, RBC Capital Markets May 11, 2017

In addition to achieving these positive results and providing superior returns to unitholders, we have also been diligent in maintaining strong corporate governance, which includes a board renewal process that commenced last year and resulted in the addition in 2016 of two new highly accomplished Board members, Donald Clow and Brydon Cruise, and two other highly qualified and experienced individuals, Remco Daal and Kelly Marshall, being nominated for election at our upcoming meeting of unitholders. Together, they add fresh perspective and further deepen the Board’s skill set and expertise in real estate investment and other areas that are important to Granite’s business. This board renewal process will continue into 2018 and beyond.

Granite has an international platform that provides it with access to investment opportunities across Europe and North America. It is well positioned to create sustainable value because of the actions we have taken to strengthen and de-risk our asset base, create stable and highly visible long-term cash flows, and reduce our cost of capital to enable us to pursue our strategy of acquiring high quality real estate assets using our proven disciplined approach. The dissidents’ agenda is aimed at pushing Granite to take short-sighted actions that would threaten our ability to continue to capitalize on the strong foundation for growth we have established.

Unitholders are urged to carefully consider the contents of Granite’s proxy circular and then only vote the WHITE proxy FOR Granite’s nominees, well in advance of the proxy voting deadline of 10:00 a.m. (Toronto time) on Tuesday, June 13, 2017.

Thank you for your continued trust in and support of Granite,

//signed//

G. Wesley Voorheis

Chairman

Granite Real Estate Investment Trust

and Granite REIT Inc.

//signed// Michael Forsayeth

Chief Executive Officer

Granite Real Estate Investment Trust

and Granite REIT Inc.

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Copies of Granite’s proxy circular have been posted to Granite’s website at www.granitereit.com.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base includes Magna International Inc. and its operating subsidiaries as our largest tenants, in addition to tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, economic, market and competitive conditions, the risk that the Advance Notice Policies will not be approved and ratified at Granite’s upcoming annual meeting of stapled unitholders, and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 1, 2017 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite

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expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

For more information:

Unitholders

D.F. King at 1-866-822-1237 (toll free in North America) or 1-201-806-7301 (outside North America) or email at inquiries@dfking.com

Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or

Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540

Media

Joel Shaffer, Longview Communications 416-649-8006

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